EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended March 31,
(Dollars in thousands)	2014	2013
Earnings (Loss):
Net loss	$(90,601)	$(37,769)
Amortization of capitalized interest	141	134
Capitalized interest	(569)	(42)
Fixed charges (below)	36,025	35,205
Loss adjusted for fixed charges	$(55,004)	$(2,472)
Fixed charges:
Interest expense	$34,856	$34,439
Capitalized interest	569	42
Portion of rent expense representative of interest	600	724
Total fixed charges	$36,025	$35,205
Coverage deficiency	$91,029	$37,677